BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

02 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL


06011605

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 2 March 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

For immediate release

Thursday 2 March 2006

BAA plc announces appointment of Stephen Nelson to the Board

BAA plc today announces the appointment of Stephen Nelson, BAA's Retail Director, to the Board of BAA plc with effect from 1 April 2006. He is responsible for all retail activity at BAA's nine airports, as well as its American retail contracts at Pittsburgh, Boston-Logan and Baltimore airports.

Stephen Nelson, 43, joined BAA in September 2005 from J Sainsbury plc where he was Marketing Director and a member of its Operating Board. Prior to joining J Sainsbury, Stephen had a number of roles at Diageo, including Managing Director of Guinness Great Britain and President of Diageo (North America) South West. Stephen joined Diageo from J Sainsbury where he held several senior positions. He has also worked at Thorn EMI and OC&C strategy consultants.

Commenting on the appointment, Marcus Agius, Chairman of BAA said:

"I am delighted to welcome Stephen to the BAA Board. His commercial skills will be of immense value to the Board."

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

